PROSPECTUS SUPPLEMENT                        This Prospectus Supplement is filed
DATED MARCH 4, 1998                          pursuant to Rule 424(c) and relates
TO PROSPECTUS DATED MAY 29, 1997                   to Registration No. 333-28511



                                    400,000 SHARES

                                  REGIS CORPORATION

                                     COMMON STOCK

Regis Corporation, based in Minneapolis, is the world's largest owner, operator and franchisor of hair and retail product salons with 3,355 salons (794 franchised) in 50 states, Puerto Rico, Canada and seven other international countries at December 31, 1997. Regis Corporation operates and franchises salons in six divisions: Regis Hairstylists, Supercuts, MasterCuts, Trade Secret, Wal-Mart and International.

All of the 400,000 shares of Common Stock offered hereby are being sold by Regis Corporation (the "Company").

The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "RGIS." On March 2, 1998, the closing sale price of the Common Stock as reported by the Nasdaq National Market was $26.5625.

SEE "RISK FACTORS" ON PAGE 2 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     --------------------------------------------

The shares of Common Stock offered hereby are being offered by Lehman Brothers, Inc., as agent for the Company (the "Agent"). The Agent has agreed to solicit offers to purchase such shares of Common Stock at prevailing market prices, at prices relating to such prevailing market prices or at negotiated prices until the sale of all 400,000 shares. The Agent may reject any offer in whole or in part, and the Company reserves the right to cancel or modify the offer made hereby at any time without notice.

For its efforts, the Agent will be entitled to a commission of $.10 per share (an aggregate of $40,000 if all 400,000 shares offered hereby are sold), and the Company has agreed to indemnify the Agent against, and to provide contribution with respect to, certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution." The Company estimates that its expenses in connection with the offering of the Common Stock will total approximately $4,000.


                                   LEHMAN BROTHERS

               The date of this Prospectus Supplement is March 4, 1998.

                                     RISK FACTORS

CHALLENGES OF GROWTH

The Company has undergone, and intends to continue, a period of significant growth. The Company intends to achieve this growth by constructing new salons, acquiring existing salons, both individual units and salon chains, and increasing same-store sales. This growth has resulted in, and is expected to continue to create, new and increased responsibilities for management personnel, as well as added pressures on the Company's operating and financial systems.
The Company's ability to manage future growth effectively and accomplish its overall goals will depend on its ability to integrate new employees and systems into its overall operations and to continue to improve its operational, financial and management systems and controls. If the Company is unable to manage growth effectively, the Company's business and results of operations could be materially and adversely affected.

LEVERAGE; TANGIBLE NET WORTH

Following the completion of this offering (this "Offering"), the Company will continue to have indebtedness and limited tangible net worth. As of January 31, 1998, the Company had total debt of $125 million, of which $48 million was short-term and $77 million was long-term.

As of January 31, 1998, the Company had total shareholder's equity of $164 million and tangible net worth of $57 million, as a result of a remaining unamortized goodwill balance of $107 million recorded in connection with the 1988 going-private transaction and certain acquisitions.

COMPETITION

The hair care industry is highly competitive, with limited barriers to entry.
In every locality in which the Company has a salon, there are competitors offering similar services and products. In many cases, the Company faces one or more competitors within the malls in which it operates, including companies operating salons as departments within department stores, other salon chains, independently owned salons and salons operating under franchises from franchising companies that provide assistance in training, marketing and advertising. In addition, in order to obtain space in high-profile mall locations, the Company must be competitive as to rent and other customary tenant obligations.


                                   USE OF PROCEEDS

The Company intends to use the proceeds from this Offering for general working capital purposes.


                                 PLAN OF DISTRIBUTION

The Common Stock is being offered on a continuing basis by the Agent, which has agreed to solicit offers to purchase the Common Stock at prevailing market prices, at prices relating to such prevailing market prices or at negotiated prices until the sale of all 400,000 shares. The Agent may reject any offer in whole or in part, and the Company reserves the right to cancel or modify the offer made hereby at any time without notice. For its efforts, the Agent will be entitled to a commission of $.10 per share (an aggregate of $40,000 if all 400,000 shares are sold).

The Agent may be deemed an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to indemnify the Agent against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Agent may be required to make in respect thereof.

                                    LEGAL MATTERS

The validity of the shares of Common Stock being offered hereby is being passed upon for the Company by Bert M. Gross, General Counsel of the Company.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKE SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

                     --------------------------------------------

                                  TABLE OF CONTENTS

                                PROSPECTUS SUPPLEMENT
                                                                           PAGE
                                                                           -----
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3





                                    400,000 SHARES



                                  REGIS CORPORATION




                                     COMMON STOCK






                  --------------------------------------------------

                                     PROSPECTUS
                                      SUPPLEMENT

                  --------------------------------------------------




                                   LEHMAN BROTHERS




                                    March 4, 1998